Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2025

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	Page 1

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

(Unaudited)

	June 30,	December 31,
	2025	2024

Assets
Current
Cash and cash equivalents (Note 2)	$12,364,960	$37,143,759
Short-term investments (Note 2)	60,688,044	16,672,811
Accounts receivable (Note 10)	-	7,257
Prepaids and other current assets (Note 4)	1,908,202	1,658,207

	74,961,206	55,482,034
Long term deposit (Note 15)	115,681	107,890
Property and equipment (Note 6)	13,266,167	12,757,682
Patents and licenses (Note 7)	605,046	606,708
Right of use assets (Note 8)	727,370	698,135
	$89,675,470	$69,652,449

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	$3,654,699	$5,970,537
Convertible debt (Note 5)	6,500,000	6,500,000
Lease liability (Note 8)	147,877	115,793
Derivative warrant liability (Note 21)	29,328,610	35,750,607

	39,631,186	48,336,937

Non-current lease liability (Note 8)	678,878	626,625
	40,310,064	48,963,562

Shareholders’ Equity

Share capital (Note 11(b))	243,889,697	223,742,335
Warrants (Note 12)	29,219,025	11,157,738
Contributed surplus (Note 13)	58,513,941	58,724,750
Accumulated other comprehensive loss	(348,592)	(1,949,088)
Deficit	(281,908,665)	(270,986,848)
	49,365,406	20,688,887
	$89,675,470	$69,652,449

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Robert Tirva
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30,
	2025	2024	2025	2024

Revenue (Note 3)	$268,469	$-	$435,229	$8,710

Operating expenses
Selling, marketing and administration (Note 20)	5,273,193	4,108,688	10,462,255	6,946,241
Research and development (Note 20)	3,752,352	2,648,498	8,266,459	4,938,814
Operating expenses	9,025,545	6,757,186	18,728,714	11,885,055

Operating loss before the following	(8,757,076)	(6,757,186)	(18,293,485)	(11,876,345)
Interest expense (Note 8)	(30,925)	(20,833)	(63,711)	(40,586)
Unrealized foreign exchange	(1,448,691)	-	(1,448,691)	-
Other income, including interest	533,308	174,911	1,061,090	227,469
Fair value adjustment to derivative warrant liability (Note 21)	(7,559,991)	(1,376,761)	7,822,980	(2,006,585)
Net loss	(17,263,375)	(7,979,869)	(10,921,817)	(13,696,047)

Deficit, beginning of period	(264,645,290)	(220,007,203)	(270,986,848)	(214,291,025)

Net loss	(17,263,375)	(7,979,869)	(10,921,817)	(13,696,047)

Deficit, end of period	$(281,908,665)	$(227,987,072)	$(281,908,665)	$(227,987,072)

Basic loss per share (Note 14)	$(0.21)	$(0.14)	$(0.14)	$(0.27)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30,
	2025	2024	2025	2024

Net loss	$(17,263,375)	$(7,979,869)	$(10,921,817)	$(13,696,047)

Other comprehensive loss
Exchange differences on translating foreign operations	1,765,327	(33,344)	1,600,496	(115,276)

Comprehensive loss	$(15,498,048)	$(8,013,213)	$(9,321,321)	$(13,811,323)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Six Months Ended June 30,	2025	2024
Share Capital
Beginning balance	$223,742,335	$165,705,423
Funds from the exercise of warrants	4,673,721	2,687,444
Fair value assigned to warrants exercised	2,380,831	2,759,260
Funds from the exercise of stock options	1,079,658	38,989
Fair value assigned to stock options exercised	2,218,084	7,900
Funds from common shares issued through ATM financing	-	8,053,830
Funds from common shares issued on private placement	30,000,000	19,211,852
Fair value of warrants issued on private placement	(20,077,238)	(11,764,359)
Share issue costs	(127,694)	(445,244)
June 30,	243,889,697	186,255,095

Warrants
Beginning balance	11,157,738	670,115
Fair value assigned to warrants and compensation warrants exercised	(2,015,951)	(1,136,475)
Fair value of warrants issued on private placement	20,077,238	11,764,359
Fair value of expired warrants	-	(16,616)
June 30,	29,219,025	11,281,383

Contributed Surplus
Beginning balance	58,724,750	55,447,961
Stock-based compensation	2,007,275	2,539,243
Fair value of stock options exercised	(2,218,084)	(7,900)
Fair value of expired warrants	-	16,616
June 30,	58,513,941	57,995,920

Accumulated Other Comprehensive Loss
Beginning balance	(1,949,088)	(2,601,058)
Other comprehensive loss attributable to common shareholders - translation adjustment	1,600,496	(115,276)
June 30,	(348,592)	(2,716,334)

Deficit
Beginning balance	(270,986,848)	(214,291,025)
Net loss	(10,921,817)	(13,696,047)
June 30,	(281,908,665)	(227,987,072)
Total shareholders’ equity	$49,365,406	$24,828,992

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Six Months Ended June 30,	2025	2024
CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(10,921,817)	$(13,696,047)
Adjustments for:
Depreciation of property and equipment (Note 6)	1,357,008	872,841
Amortization of right of use asset (Note 8)	114,475	101,182
Amortization of patents and licenses (Note 7)	48,199	44,936
Non-cash interest	63,711	40,586
Stock-based compensation (Note 13)	2,007,275	2,539,243
Other non cash items	189,560	-
Forgiveness of Covid-19 government support loans (Note 10)	-	(7,361)
Fair value adjustment to derivative warrant liability (Note 21)	(7,822,980)	2,006,585
Unrealized exchange gain	(350,497)	-
	(15,315,066)	(8,098,035)
Net change in non-cash working capital accounts:
Prepaid and other current assets	(313,241)	(474,826)
Accounts payable and accrued liabilities	(1,090,229)	(526,351)
Cash flows used in operating activities	(16,718,536)	(9,099,212)
INVESTING ACTIVITIES
Purchase of short-term investments	(41,578,598)	-
Purchase of property and equipment (Note 6)	(2,587,818)	(1,912,388)
Purchase of patents and licenses (Note 7)	(46,537)	(53,352)
Cash flows used in investing activities	(44,212,953)	(1,965,740)
FINANCING ACTIVITIES
Repayment of Covid-19 government support loans	-	(22,083)
Issue of common shares, net of share issue costs (Note 11)	35,625,685	29,546,870
Payment of lease liability (Note 8)	(99,448)	(137,752)
Cash flows from financing activities	35,526,237	29,387,035

EFFECT OF EXCHANGE RATE CHANGES ON CASH	626,453	(79,026)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(24,778,799)	18,243,057
CASH AND CASH EQUIVALENTS, beginning of period	37,143,759	3,019,069
CASH AND CASH EQUIVALENTS, end of period	$12,364,960	$21,262,126

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment financed through accounts payable	$(1,499,498)	$-

Cash and cash equivalents consist of cash in current accounts of $3,940,741 (2024 - $1,690,753) and funds invested in US and Canadian Term Deposits of $8,424,219 (2024 -$19,571,373) earning interest at rates ranging from 2.75% - 4.09% and maturing in less than 90 days from the date of the investment.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	Page 6

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s common shares are listed on the Nasdaq under the symbol “POET” and on the TSX Venture Exchange under the symbol “PTK”. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on August 11, 2025.

These consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2024.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies disclosed in Note 2 of its consolidated financial statements for the year ended December 31, 2024. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of consolidation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc. (“BB Photonics”), POET Technologies Pte Ltd. (“PTS”), POET Optoelectronics Shenzhen Co., Ltd (“POET Shenzhen”), POET Technologies Sdn Bhd (“PTM”), and Super Photonics Xiamen Co., Ltd (“SPX”). Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated on consolidation.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Critical accounting judgments and significant estimates and uncertainties

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The determination of whether a corporate entity or set of assets acquired, and liabilities assumed, constitute a business may require the Company to make certain judgements, considering all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits. SPX was determined to constitute an acquisition of assets.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and derivative warrant liability. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

The following table presents the jurisdiction under which each entity in the group is incorporated and the functional currency of each entity:

Entity	Incorporating Jurisdiction	Functional Currency
POET Technologies Inc	Canada	Canadian dollars
ODIS	United States of America	US dollars
OPEL	United States of America	US dollars
BB Photonics	United States of America	US dollars
PTS	Singapore	Singapore dollar
PTM	Malaysia	Malaysian Ringgit
POET Shenzhen	China	Renminbi
SPX	China	Renminbi

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial Instruments

Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive loss. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net loss.

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, deposit, accounts payable and accrued liabilities, convertible debt and derivative warrant liability.

Derivative financial instruments

The Company issues warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments. Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost
Deposit	Amortized cost

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Derivative warrant liability	Fair value through profit and loss (FVTPL)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Short-term investments

The short-term investments of $60,688,044 (2024 - $16,672,811) consist of guaranteed investment certificates (GICs) held with Canadian chartered banks and earn interest at rates ranging from 3.45% to 4.5%, that mature within one year.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, term of the lease
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the period ended June 30, 2025.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are only recognized if the amount is expected to be realized in the future.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash and cash equivalents and short-term investments is recognized as earned using the effective interest method.

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

Stock-based compensation

Stock options awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options awarded to employees are accounted for using the fair value method. The fair value of such stock options granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital. In the event share options are forfeited prior to vesting, the associated fair value recorded to date is reversed.

Valuation of equity units issued in private placements

When the Company issues warrants that are exercisable in the Company’s functional currency, the proceeds from the issue of units is allocated between common shares and common share purchase warrants on a residual values basis as follows: the fair value of the common shares is based on the subscription price of the units issued and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model. The fair value of warrants that expire, is reversed to contributed surplus.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income (loss) per share

Basic loss per share, net of taxes is calculated by dividing Net (income) loss by the weighted average number of common shares outstanding during the year. Diluted Net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method. Prior to December 31, 2024, the Company had a joint venture in China and used the equity method to account for its share of the joint venture’s operations. On December 31, 2024, the Company acquired the other joint venturer’s interest in the joint venture (Note 5).

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise of fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company has elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Future standards not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the six months ended June 30, 2025, the Company recognized $435,229 (2024 - $8,710) from non-recurring engineering services and product sales. The NRE is recognized over time while the product sales are recorded at a point in time.

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	June 30,	December 31,
	2025	2024

Sales tax recoverable and other current assets	$1,500,706	$1,399,955
Prepaid expenses	407,496	258,252

	$1,908,202	$1,658,207

5.	ACQUISITION

On December 31, 2024, the Company acquired Xiamen Sanan Integrated Circuit Co, Ltd.’s (“Sanan IC’s”) 24.8% interest in SPX in exchange for a convertible debt of $6,500,000. The acquisition cost will be paid over a period of five (5) years. The unpaid balances are interest free and will be settled based on the following schedule:

October 31, 2025	$700,000
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

At any time before the convertible debt is fully settled, Sanan IC has the right to convert any remaining unpaid amounts due into shares of common stock of the Company. The conversion shall be executed at a conversion price equal to the greater of: (a) the volume weighted average closing price (“VWAP”) of the common stock of the Company as reported by the NASDAQ Capital Market for thirty (30) days prior to the conversion date, or (b) the closing price of the common stock of the Company as reported by the NASDAQ Capital Market the day prior to the conversion date.

The acquisition of Sanan IC’s 24.8% interest in SPX, under which the Company obtains full control over SPX, was determined to be an asset acquisition because SPX did not meet the threshold of a business as defined by IFRS 3.

The Company determined that the convertible debt represents a hybrid financial instrument that contains 1) a host debt principal component, 2) a market price conversion feature that is a non-derivative with a value of nil that is not separable from the host debt and, 3) the VWAP conversion option that is a derivative with a nil value. As Sanan IC can exercise the conversion option at any time, the convertible debt is classified as current liability.

The assessment of the purchase price allocation on the date of purchase has been determined as follows:

Fair value consideration paid
Convertible debt to be paid over five years	$6,500,000

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	ACQUISITION (continued)

Recognized amounts of identifiable net assets:

Cash	$97,833
Other non-current assets	237,216
Accounts payable	(388,470)
Payables to the Company	(299,266)
Net assets (liabilities) acquired	$(352,687)
Loss on acquisition	$6,852,687
$6,500,000

6.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	ready for use	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2024	$-	$124,256	$9,095,508	$195,846	$9,415,610
Additions, net of returns	8,893,033	613,192	668,857	6,131	10,181,213
Disposals	-	-	(17,221)	-	(17,221)
Effect of changes in foreign exchange rates	(182,884)	(7,925)	(109,759)	(2,904)	(303,472)

Balance, December 31, 2024	8,710,149	729,523	9,637,385	199,073	19,276,130
Additions	618,031	226,129	216,526	27,634	1,088,320
Reclassification	(7,841,507)	-	7,841,507	-	-
Effect of changes in foreign exchange rates	(40,130)	49,188	766,004	2,111	777,173

Balance, June 30, 2025	1,446,543	1,004,840	18,461,422	228,818	21,141,623

Accumulated Depreciation
Balance, January 1, 2024	-	80,818	4,559,519	152,045	4,792,382
Depreciation for the year	-	24,802	1,664,712	24,172	1,713,686
Disposals	-	-	12,380	-	12,380

Balance, December 31, 2024	-	105,620	6,236,611	176,217	6,518,448
Depreciation for the period	-	87,983	1,258,760	10,265	1,357,008

Balance, June 30, 2025	-	193,603	7,495,371	186,482	7,875,456

Carrying Amounts
At December 31, 2024	$8,710,149	$623,903	$3,400,774	$22,856	$12,757,682

At June 30, 2025	$1,446,543	$811,237	$10,966,051	$42,336	$13,266,167

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2024	$1,138,047
Additions	196,997

Balance, December 31, 2024	1,335,044
Additions	46,537

Balance, June 30, 2025	1,381,581

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	PATENTS AND LICENSES (Continued)

Accumulated Depreciation
Balance, January 1, 2024	635,992
Amortization during the year	92,344
Balance, December 31, 2024	728,336
Amortization during the period	48,199
Balance, June 30, 2025	776,535

Carrying Amounts
At December 31, 2024	$606,708
At June 30, 2025	$605,046

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12% - 16%.

Right of use asset	Building
Cost
Balance, January 1, 2024	$1,151,458
Additions	603,725
Lease modification	(439,568)
Effect of changes in foreign exchange rates	(7,749)
Balance, December 31, 2024	1,307,866
Additions	199,710
Lease modification	(160,454)
Effect of changes in foreign exchange rates	40,160
Balance, June 30, 2025	$1,387,282

Accumulated Amortization
Balance, January 1, 2024	$669,069
Amortization during the year	214,165
Lease modification	(273,503)
Balance, December 31, 2024	609,731
Amortization during the period	114,475
Lease modification	(64,294)
Balance, June 30, 2025	$659,912

Carrying Amounts
At December 31, 2024	$698,135
At June 30, 2025	$727,370

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

Lease liability
Balance, January 1, 2024	$512,080
Interest expense	90,041
Additions	589,063
Lease payments	(255,953)
Lease modification	(183,251)
Effect of changes in foreign exchange rates	(9,562)
Balance, December 31, 2024	742,418
Interest expense	63,711
Additions	196,328
Lease payments	(99,448)
Lease modification	(109,538)
Effect of changes in foreign exchange rates	33,284
Balance, June 30, 2025	$826,755
Less: current portion	$(147,877)
Non-current portion	$678,878

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2025	2024

Trade payable	$2,826,878	$5,269,426
Payroll related liabilities	696,058	368,289
Accrued liabilities	131,763	332,822
	$3,654,699	$5,970,537

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities
Opening balance, January 1, 2024	$-	$-
revenues recognized	7,257	-
Balance, December 31, 2024	$7,257	$-
Customer deposits	-	425,000
Revenues recognized	425,000	-
Changes due to payment, fulfillment of performance obligations
or other	(432,257)	(425,000)
Balance, June 30, 2025	$-	$-

11.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, January 1, 2024	42,488,045	$165,705,423
Funds from common shares issued on private placement	24,693,643	69,211,854
Fair value of warrants issued on private placement	-	(31,164,688)
Share issue costs	-	(878,185)
Funds from the exercise of stock options	597,151	754,711
Fair value of stock options exercised	-	2,209,196
Funds from the exercise of warrants and compensation warrants	3,278,595	3,725,565
Fair value of warrants and compensation warrants exercised	-	4,816,224
Funds from common shares issued through ATM financing	5,449,723	9,362,235
Balance, December 31, 2024	76,507,157	223,742,335
Funds from the exercise of stock options	853,830	1,079,658
Fair value of stock options exercised	-	2,218,084
Funds from the exercise of warrants	1,904,022	4,673,721
Fair value of warrants exercised	-	2,380,831
Funds from common shares issued on private placement	6,000,000	30,000,000
Fair value of warrants issued on private placement	-	(20,077,238)
Share issue costs	-	(127,694)
Balance, June 30, 2025	85,265,009	$243,889,697

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

The following financings were completed in 2024:

January 24, 2024

On January 24, 2024, the Company raised gross proceeds of CA$6,219,667 ($4,613,312) from the issuance of 5,098,088 units through a private placement financing facility at an offering price CA$1.22 ($0.90). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,098,088 common shares for a period of five (5) years from the date of closing at a price of CA$1.52 ($1.12) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.5%, volatility of 78.35%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $2,815,861.

May 3, 2024

On May 3, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,258,390 units through a non brokered private placement financing offering at a price CA$3.069 ($2.24). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,258,390 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,513,393.

May 10, 2024

On May 10, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,448,275 units through a non brokered private placement financing at a price CA$2.90 ($2.12). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,448,275 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,435,105.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 ($10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing at a price CA$4.09 ($3.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of CA$5.45 ($4.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 ($15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 ($3.75). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of CA$6.78 ($5.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

December 3, 2024

On December 3, 2024, the Company raised gross proceeds of CA$35,000,003 ($25,000,002) from the issuance of 5,555,556 units through a non brokered private placement financing at a price CA$6.29 ($4.50). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,777,778 common shares for a period of five (5) years from the date of closing at a price of $6.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.91%, volatility of 88.05%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $8,127,620.

The Company incurred other share issuance costs of $597,318 related to these financings.

ATM Financing

During the year ended December 31, 2024, the Company raised gross proceeds of $9,362,235 from the issuance of 5,449,723 common shares at an average price of $1.72 per common share through the EDA. The Agent was paid a commission of 3% or $280,867 on the gross proceeds raised from the ATM.

The following financings were completed in 2025:

May 22, 2025

On May 22, 2025, the Company raised gross proceeds of CA$41,574,279 ($30,000,000) from the issuance of 6,000,000 units through a non brokered private placement financing at a price CA$6.92 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 6,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.32 ($6.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.96%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $20,077,238.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants:

	Historical	Number of
	Average	Warrants/
	Exercise Price	Compensation options	Historical Fair value

Balance, January 1, 2024	$1.77	2,349,318	$670,115
Fair value of warrant issued on private placement	1.00	11,804,753	11,764,359
Other warrants issued on private placement (1)	-	8,111,112	-
Historical fair value assigned to warrants exercised	0.74	(1,680,395)	(1,260,120)
Fair value of expired warrants	1.17	(14,250)	(16,616)
Other warrants exercised (1)		(1,598,200)	-

Balance, December 31, 2024	1.05	18,972,338	11,157,738
Fair value of warrants issued on public offering	3.35	6,000,000	20,077,238
Historical fair value assigned to warrants exercised	1.22	(1,806,222)	(2,015,951)
Other warrants exercised (1)	(97,800)	-

Balance, June 30, 2025	$1.96	23,068,316	$29,219,025

(1)	The fair value of these warrants is included in derivative warrant liability (Note 21).

13.	CONTRIBUTED SURPLUS AND EQUITY INCENTIVES

Stock Options

On June 27, 2025, shareholders of the Company approved the amendment to the Company’s fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan provides flexibility to the Company to grant different forms of equity based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 17,007,771 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Historical Weighted average Exercise Price
Balance, January 1, 2024	7,292,889	$3.92
Expired/cancelled	(184,996)	5.33
Exercised	(597,151)	1.28
Granted	3,051,482	2.12
Modified options (1)	(7,153,358)	3.92
Repriced options (1)	7,153,358	1.29
Balance, December 31, 2024	9,562,224	1.47
Expired/cancelled	(82,675)	1.27
Exercised	(853,830)	1.27
Granted	505,000	4.16
Balance, June 30, 2025	9,130,719	$1.74

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	CONTRIBUTED SURPLUS AND EQUITY INCENTIVES (Continued)

(1) During the year ended December 31, 2024, the Company amended 7,153,358 stock options granted to directors, officers, employees and consultants. The amended stock options were initially granted at prices ranging from CA$2.60 to CA$11.90. The amended stock options were repriced to CA$1.75.

During the six months ended June 30, 2025, the Company granted 505,000 (six months ended June 30, 2024 - 2,382,659) stock options to employees and consultants of the Company to purchase common shares at an average price of $4.16 (six months ended June 30, 2024 - $1.66) per share.

During the six months ended June 30, 2025, the Company recorded stock-based compensation of $2,004,224 (six months ended June 30, 2024 - $2,539,243) relating to stock options that vested and re-priced during the period.

The stock options granted and re-priced were valued using the Black-Scholes option pricing model using the following assumptions:

	Re-priced stock options
Six months ended June 30,	2025	2024	2024
Weighted average exercise price	$4.16	$1.33	$1.29
Weighted average risk-free interest rate	3.02%	3.50%	3.47%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	87.12%	76.50%	83.70%
Weighted average estimated life	10 years	10 years	6.4 years
Weighted average share price	$4.16	$1.33	$1.29
Share price range on the various grant dates:	$3.69 - $4.34	$1.33 - $1.83	$1.29
Weighted average fair value	$3.16	$1.33	$0.96

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at June 30, 2025 are as follows:

Options Outstanding			Options Exercisable
Exercise	Number	Historical Weighted Average Exercise	Weighted Average Remaining Contractual	Number	Historical Weighted Average Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.81 - $1.29	5,867,737	$1.29	5.40	4,659,461	$1.29
$1.23 - $3.03	2,289,159	$1.83	8.92	1,087,909	$1.59
$3.04 - $5.00	973,823	$4.23	9.60	18,823	$5.28
	9,130,719	$1.74	6.73	5,766,193	$1.36

Restricted Share Units (RSUs)

On June 27, 2025, the Company granted 72,340 RSUs to directors under the the Company’s Omnibus Plan. The RSUs were granted at a fair value of CAD$7.23 per unit, which was equal to the market price of the Company’s common shares on the grant date. The RSUs vest fully on June 27, 2026, provided the recipient remains employed with the Company on that date.

The RSUs are equity-settled and are accounted for in accordance with IFRS 2 – Share-based Payment. The fair value of the RSUs is recognized as compensation expense over the one-year vesting period on a straight-line basis.

For the three months ended June 30, 2025, the Company recognized $3,051 in stock-based compensation related to these RSUs, with a corresponding increase in contributed surplus. The remaining unrecognized compensation expense of $368,147 will be recognized over the remaining vesting period ending June 21, 2026.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	CONTRIBUTED SURPLUS AND EQUITY INCENTIVES (Continued)

The following table summarizes RSU activity for the period:

	Number of Options	Weighted average Fair Value
Balance, January 1, 2025	-	$-
Granted	72,340	5.13
Vested	-	-
Expired/cancelled	-	-
Balance, June 30, 2025	72,340	$5.13

14.	LOSS PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Basic loss per share
Numerator
Net loss	$(17,263,375)	$(7,979,869)	$(10,921,817)	$(13,696,047)
Denominator
Weighted average number of common shares outstanding - basic	81,053,634	56,392,012	79,294,148	51,463,342
Basic loss per share	$(0.21)	$(0.14)	$(0.14)	$(0.27)

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, and operating facilities located in Singapore and China. The lease on the Company’s operating facilities in Singapore terminated on June 30, 2025. The Company has expanded its operating facilities in Singapore, as a result it entered into a lease arrangement on October 1, 2024, expiring June 30, 2030. A security deposit in the amount of $107,890 was placed with the landlord. The lease on the Company’s operating facilities in China terminated in January 2025. The company entered into a new lease on December 20, 2024, which expires on December 19, 2027. As of June 30, 2025, the Company’s head office was on a month-to-month lease term. Deposits were made on other long-term commitments of $7,791.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

July 1, 2025 to December 31, 2025	$150,643
2026 and beyond	964,300
$1,114,943

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Salaries	$574,506	$650,830	$2,530,728	$1,295,408
Share-based payments (1)	529,994	886,933	1,220,317	1,583,489
Total	$1,104,500	$1,537,763	$3,751,045	$2,878,897

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semiconductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen, SPX and PTS

OPEL, ODIS, POET Shenzhen, SPX and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2025
As of June 30,	Asia	US	Canada	Consolidated
Current assets	$2,208,779	$333,542	$72,418,885	$74,961,206
Long term deposit	115,681	-	-	115,681
Property and equipment	12,856,655	409,512	-	13,266,167
Patents and licenses	-	605,046	-	605,046
Right of use assets	727,370	-	-	727,370
Total Assets	$15,908,485	$1,348,100	$72,418,885	$89,675,470

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

For the Six Months Ended June 30,	Asia	US	Canada	Consolidated
Revenue	$435,229	$-	$-	$435,229
Selling, marketing and administration	(2,219,461)	(2,547,628)	(5,695,166)	(10,462,255)
Research and development	(7,171,765)	(1,024,791)	(69,903)	(8,266,459)
Interest expense	(63,711)	-	-	(63,711)
Fair value adjustment to derivative warrant liability	-	-	7,822,980	7,822,980
Unrealized exchange gain (loss)	596,087	-	(2,044,778)	(1,448,691)
Other income, including
Interest	11,652	-	1,049,438	1,061,090
Net loss	$(8,411,969)	$(3,572,419)	$1,062,571	$(10,921,817)

	2024
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$1,325,632	$341,240	$53,815,162	$55,482,034
Long-term deposit	107,890	-	-	107,890
Property and equipment	12,256,402	501,280	-	12,757,682
Patents and licenses	-	606,708	-	606,708
Right of use assets	677,553	20,582	-	698,135
Total Assets	$14,367,477	$1,469,810	$53,815,162	$69,652,449

For the Six Months Ended June 30,	Asia	US	Canada	Consolidated
Revenue	$8,710	$-	$-	$8,710
Selling, marketing and administration	(1,580,012)	(2,658,802)	(2,707,427)	(6,946,241)
Research and development	(2,870,717)	(1,982,578)	(85,519)	(4,938,814)
Interest	(31,809)	(8,777)	-	(40,586)
Fair value adjustment to derivative warrant liability	-	-	(2,006,585)	(2,006,585)
Other income, including interest and loan forgiveness	-	-	227,469	227,469
Net loss	$(4,473,828)	$(4,650,157)	$(4,572,062)	$(13,696,047)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, deposit, convertible debt, derivative warrant liability and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The Company has classified financial assets and (liabilities) as follows:

	June 30,	December 31,
	2024	2024

Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$12,364,960	$37,143,759
Short-term investments	$60,688,044	$16,672,811
Accounts receivable	$-	$7,257
Deposit	$115,681	$107,890
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(3,654,699)	$(5,970,537)
Convertible debt	$(6,500,000)	$(6,500,000)
Fair value through profit or loss (FVTPL):
Derivative warrant liability	$(29,328,610)	$(35,750,607)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $5,136,167.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents and short-term investments. The components of capital on June 30, 2025 were:

Cash and cash equivalents and short-term investments	$73,053,004
Shareholders’ equity (excluding deficit and other comprehensive loss)	$331,622,663

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has an investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis. There are no external restrictions on the management of capital and no changes to the Company’s capital management process for the period ended June 30, 2025.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Wages and benefits	$1,280,508	$1,062,975	$3,468,058	$2,139,306
Subcontract fees	662,824	496,565	1,290,534	1,027,345
Stock-based compensation	602,308	530,670	756,223	898,920
Supplies	1,206,712	558,288	2,751,644	873,243
	$3,752,352	$2,648,498	$8,266,459	$4,938,814

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$563,174	$1,061,071	$1,251,052	$1,640,323
Wages and benefits	1,042,380	780,146	3,165,654	1,548,642
General expenses	816,193	403,342	1,630,690	946,473
Professional fees	562,583	366,839	838,767	776,565
Depreciation and amortization	792,814	509,699	1,519,682	1,018,959
Finance and advisory fees	1,302,464	942,576	1,779,266	942,576
Rent and facility costs	193,585	45,015	277,144	72,703
	$5,273,193	$4,108,688	$10,462,255	$6,946,241

21.	DERIVATIVE WARRANT LIABILITY

December 4, 2023

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,786,000 common shares of the Company and warrants to purchase up to 1,786,000 warrants. The warrants are exercisable into common shares of the Company at a price of $1.12 until December 4, 2028.

The fair value of the share purchase warrants was estimated on the date of issuance using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants and recognized as a derivative liability on the date of issuance was $954,537.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 ($10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing. The financing consisted 3,333,334 common shares of the Company and warrants to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of $4.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 ($15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 ($3.75). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of $5.09 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	DERIVATIVE WARRANT LIABILITY (Continued)

December 3, 2024

On December 3, 2024, the Company raised gross proceeds of CA$35,000,003 ($25,000,002) from the issuance of 5,555,556 units through a non brokered private placement financing at a price CA$6.29 ($4.50). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,777,778 common shares for a period of five (5) years from the date of closing at a price of $6.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.91%, volatility of 88.05%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $8,127,620.

Because the functional currency of the entity issuing the warrant is Canadian dollars but the warrants are exercisable in United States dollars, the Company may receive a variable amount in Canadian dollars when the warrants are exercised as the foreign exchange may vary over the warrant exercise period. The variability in potential future cashflows resulted in a derivative warrant liability which will be periodically remeasured with any gains or losses charged to the consolidated statements of operations and deficit.

During the six months ended June 30, 2025, 97,800 (2024 - 65,500) warrants were exercised. The remaining warrants and corresponding derivative liability were remeasured. The cumulative impact of the remeasurement resulted in a gain of $7,822,980 (2024 - $(629,824)).

The following table presents the details of the derivative warrant liability:

	June 30, 2025	December 31, 2024
Stock price ($CA)	$5.45	$8.39
Exercise price ($CA), range	$1.52 - $8.39	$1.52 -$8.39
Expected life in years	3.68 - 4.68	3.93 - 4.93
Volatility	89.34% - 93.66%	88.05%
Dividend yield	0%	0%
Risk free interest rate	2.47%	2.93%
Fair value of derivative warrant liability	$29,328,610	$35,750,607
Warrants	8,201,112	8,298,912

22.	SUBSEQUENT EVENTS

On July 17, 2025, the Company raised gross proceeds of $25,000,000 from the issuance of 5,000,000 units through a non brokered public offering at a price $5.00. Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,000,000 common shares for a period of five (5) years from the date of closing at a price of CA$8.16 per share.

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